Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2007

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X    Form 40-F
                                   ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release
Converium Holding Ltd, Zurich

Zurich, Switzerland - August 28, 2007 - Converium with strong 2007 second quarter results reporting net income of USD 46 million, first six months net income of USD 197 million up 58%

o Net income from continuing operations of USD 46 million in the second quarter 2007 as a result of solid technical results with a non-life combined ratio of 96.6%;

o First six months net income of USD 197 million, up 58% on the 2006 figure for the same period, positively impacted by the release of the tax valuation allowance of USD 75 million;

o Good total investment result of USD 178 million with an average total investment income yield of 5.5% in the first half of 2007. No direct or structured indirect fixed maturity securities exposure to the US subprime mortgage credit market confirms prudent asset management approach;

o Shareholders' equity of USD 2,017 million as of June 30, 2007, up USD 14 million compared with March 31, 2007, demonstrates Converium's capital strength;

o Normalized return on equity (excluding release of tax valuation allowance) of 13.2% for the half year 2007, up 1.5 percentage points against the same period of 2006;

o Successful July non-life treaty renewals with 34% more renewable open market business written.

Inga Beale, Chief Executive Officer comments: "In the first half year 2007 Converium has continued to perform strongly. Adjusting for the one-off release of the tax valuation allowance, we have achieved a return on equity of over 13%. The extremely satisfying July renewals results and the most recent set of figures testify to the strength and solidity of the company that is now part of the SCOR Group."

Solid second quarter 2007 results

For the second quarter of 2007, Converium reported a net income of USD 46 million. The results were driven by a robust underlying underwriting performance which helped to absorb the expenses relating to the SCOR transaction of USD 24 million.

Converium reported an increase in net income of USD 72 million to USD 197 million for the six months ended June 30, 2007 as compared with the same period in 2006. These 2007 figures reflect a net tax benefit of USD 67 million mainly due to the release of the tax valuation allowance in Switzerland amounting to USD 75 million.

Solid technical underwriting performance and overall reserve position

Gross premiums written in the second quarter of 2007 came in at USD 490 million, an increase of 5% compared with the second quarter of 2006, as Converium started to benefit from strong growth in markets such as Latin America and the Middle East. For the six months' period, there was an 8% increase in premium volume from USD 1,115 million to USD 1,202 million.

The second quarter's non-life combined ratio was 96.6% compared with 98.8% for the same period of 2006. For the six months ending June 30, 2007 the non-life combined ratio came in at 100.5%, compared with 97.8% for the same period of 2006.

The combined ratio for the first half of 2007, on a normalized basis - excluding prior year development impact of USD 16 million or 2.1% as well as impact from natural cat losses above plan by USD 31 million or 4.3% - comes in at 98.3%, which is below the full year target of 98.5%.

Converium continued to profit from favorable prior accident year developments. The positive impact of prior accident years on the technical result was USD 11 million for the second quarter 2007, compared with USD 29 million for the same period in 2006. For the first six months the respective figures are USD 16 million and USD 43 million. In the first half of 2007, unfavorable adjustments in the motor line of business were more than offset by positive developments in property, aviation and space, engineering and credit and surety. Overall the total level of reserves remains supported by the independent actuarial report conducted during the first quarter.

Increase in business volume in all lines of business

In the largest business segment, Standard Property & Casualty Reinsurance reported gross premiums written of USD 648 million during the first six months of 2007, up 16% compared with the same period of the prior year. Its segment income of USD 37 million for the first half of 2007, down from USD 90 million in 2006, was adversely affected by losses from natural catastrophes Storm Kyrill in Europe of USD 50 million and New South Wales Australian flood related losses of USD 11 million. In addition, in 2007 the segment saw a unfavorable net impact of prior accident years' development on technical result of USD 35 million, mainly driven by the negative impact in prior year loss reserves in the motor line of business of USD 41 million, partially offset by a positive development in prior year loss reserves in the property line of business of USD 21 million. These developments are reflected in the segment's combined ratio in the first half year of 107.7%, up 18.6% against the last year period.

In Specialty Lines, for the second quarter 2007, gross premiums written slightly increased by 3% despite a drop of 33% in aviation & space where business did not meet Converium profitability targets. The segment reported positive prior accident years' developments on the technical result of USD 51 million for the first half 2007, mainly in the aviation & space, engineering and credit & surety lines of business. In the first six months of 2007, a combined ratio of 93.0% was recorded, compared with 106.1% in the same period of the prior year.

The Life & Health Reinsurance segment posted a technical result of USD 20 million in the first half of 2007, as compared with USD 14 million a year earlier (USD 11 million vs. USD 8 million on quarterly comparison). All major markets contributed to the positive development. Gross premiums written grew to USD 79 million in the quarter or USD 211 million in the first six months of 2007, an increase of 22% compared with the first half of 2006, largely driven by increasing business within the European Markets.

Solid total investment result

In the second quarter of 2007, Converium reported a total investment result of USD 86 million, compared with USD 63 million for the same period of 2006. For the six months ending June 30, 2007 the respective figures are USD 178 million and USD 123 million. In the second quarter of 2007 total investment income yield was 5.3%, compared with 4.3% in the same period of 2006. For the six months ended June 30, 2007 the respective yields are 5.5% and 4.1%.

As of June 30, 2007, Converium had no direct or structured indirect fixed maturity securities exposure to the US subprime mortgage credit market.

Further improvement of capital strength

As of June 30, 2007, Converium had total shareholders' equity of USD 2,017.2 million (USD 13.78 per share) compared with USD 1,846.0 million (USD 12.63 per share) as of December 31, 2006, an increase of USD 171.2 million (USD 1.15 per share).

Extraordinary transaction costs

In the wake of Converium's acquisition by SCOR, the Company recorded non-recurring transaction costs in the second quarter of 2007 of USD 24 million, or USD 31 million for the first six months respectively, primarily related to legal, consulting and investment banking fees.

Successful July non-life renewals

In the latest July 1 renewals Converium achieved an excellent growth of 34% or USD 21 million, bringing total renewed open market business to USD 85 million. This increase in premium was mainly recorded in the property line of business where Converium managed to regain previously lost business and to generate new business, particularly in Australia, the Middle East and Latin America. Overall, the Company was successful in capturing the momentum following the restoration of its A- financial strength rating by Standard & Poor's on February 28, 2007.

As of August 8, 2007, SCOR, as a shareholder, formally controls the company.

Enquiries

Beat W. Werder                                   Marco Circelli

Head of Public Relations                         Head of Investor Relations

beat.werder@converium.com                        marco.circelli@converium.com

Phone:     +41 44 639 90 22                      Phone:      +41 44 639 91 31

Fax:       +41 44 639 70 22                      Fax:        +41 44 639 71 31



Dr. Kai-Uwe Schanz Inken Ehrich

Chief Communication & Corporate Development      Investor Relations Specialist
Officer

kai-uwe.schanz@converium.com                     inken.ehrich@converium.com

Phone:     +41 44 639 90 35                      Phone:      +41 44 639 90 94

Fax:       +41 44 639 70 35                      Fax:        +41 44 639 70 94

About Converium

Converium is an international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "A-" ("excellent") financial strength rating (outlook stable) from A.M. Best Company.

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's strategy and management objectives, our growth prospects and our ability to ensure a smooth transition of our business with that of SCOR. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include whether we are able to secure an upgrade of our financial strength ratings; our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Key financial metrics (USD, unless noted)

                                                                     ----------------------------------------------------
Financial highlights:                                                   Three months ended           Six months ended
                                                                              June 30                    June 30
                                                                         2007          2006          2007          2006
In USD million, unless noted                                         (unaudited)   (unaudited)   (unaudited)  (unaudited)
-------------------------------------------------------------------------------------------------------------------------
Gross premiums written                                                    489.8         467.5       1,201.6      1,114.5
-------------------------------------------------------------------------------------------------------------------------
Net premiums written                                                      396.2         406.8       1,075.3      1,050.7
-------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                       459.9         468.5         919.9        892.6
-------------------------------------------------------------------------------------------------------------------------
Non-life loss ratio(1)                                                    63.9%         64.6%         69.7%        66.9%
-------------------------------------------------------------------------------------------------------------------------
Non-life acquisition costs ratio(2)                                       26.6%         28.4%         25.3%        25.5%
-------------------------------------------------------------------------------------------------------------------------
Non-life administration expense ratio(3)                                   6.1%          5.8%          5.5%         5.4%
-------------------------------------------------------------------------------------------------------------------------
Non-life combined ratio(4)                                                96.6%         98.8%        100.5%        97.8%
-------------------------------------------------------------------------------------------------------------------------
Life & Health technical result(5)                                          11.3           7.6          19.5         13.8
-------------------------------------------------------------------------------------------------------------------------
Total investment results(6)                                                85.5          63.4         177.6        122.7
-------------------------------------------------------------------------------------------------------------------------
Total investment income yield(7)                                           5.3%          4.3%          5.5%         4.1%
-------------------------------------------------------------------------------------------------------------------------
Total investment return (pre-tax)(8)                                      61.1           27.5         143.4         95.9
-------------------------------------------------------------------------------------------------------------------------
Average total invested assets (including cash and cash                 6,472.2        5,939.2       6,459.8      5,958.4
equivalents)
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                         45.6           46.8         196.5         96.7
-------------------------------------------------------------------------------------------------------------------------
Income from discontinued operations                                          -           15.7             -         27.4
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                 45.6          62.5         196.5        124.1
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share from continuing operations (USD)                  0.31          0.32          1.34         0.66
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share from discontinued operations (USD)                   -          0.11             -         0.19
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share from continuing operations (USD)                0.31          0.31          1.33         0.65
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share from discontinued operations (USD)                 -          0.11             -         0.18
-------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity from continuing operations(9)              11.2%         10.9%         13.2%        11.7%
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------

(1) Non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.

(2) Non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned

(3) Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums earned.

(4) Non-life combined ratio is defined as the non-life loss ratio plus the non-life acquisition costs ratio plus the non-life administration expense ratio.

(5) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

(6) Total investment results are defined as net investment income plus net realized capital gains (losses).

(7) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets from continuing operations (including cash and cash equivalents), pre-tax and annualized.

(8) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses).

(9) Return on shareholders' equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized. For 2007 the calculation excludes the release of tax valuation allowance of USD 74.7 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    ----------------------------
                                                    Name:      Inga Beale
                                                    Title:     CEO


                                               By:  /s/ Christian Felderer
                                                    ----------------------------
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: September 4, 2007